Mail Stop 4561

November 29, 2006

Mr. David L. Rogers
Chief Financial Officer
Sovran Acquisition LP and Sovran Self Storage, Inc.
6467 Main Street
Buffalo, NY    14221

       **Re:**     **Sovran Acquisition LP**
              **Sovran Self Storage, Inc.**
              **Forms 10-K for the year ended December 31, 2005**
              **Filed March 13, 2006**
              **File No. 001-13820**
              **File No. 000-24071**

Dear Mr. Rogers:

We have completed our reviews of your Forms 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief